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                                                                    EXHIBIT 99.1

FOR
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LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)
(NATIONAL MARKET SYSTEM: JADEW)

CONTACTS
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BETTY HO                                             GREGORY A. McANDREWS
LJ International Inc.                                Greg McAndrews & Associates
011 (852) 2170-0001                                  (310) 301-3035


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                 LJ INTERNATIONAL EXTENDS WARRANTS FOR TWO YEARS


         HONG KONG, Dec. 5, 2002 - LJ International Inc. (NMS: JADE) today announced a two-year extension to April 15, 2005 for its 1,679,000 warrants to purchase common shares at $5.75 each trading on the National Market System under the symbol JADEW.

         "LJI is pleased with recent operating results and its long-term strategic plan, so the Board extended the warrants from its 1998 IPO to allow additional time for original shareholders and those who subsequently purchased warrants to maximize their investment," Chairman and CEO Yu Chuan Yih said.

                                     (MORE)

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NEWS RELEASE - WARRANT EXTENSION
DECEMBER 5, 2002
PAGE 2

         LJ International Inc. (NMS: JADE) is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.

         (Forward look statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

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